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                      SOUTHERN OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                 FOR THE QUARTER ENDED MARCH 31, 2000



                               CONTENTS

                                                                 Page

     Statements of Income and Retained Earnings                     1

     Balance Sheets                                                2-3

     Information Concerning Mine Operations and
       Capital Improvements                                         4

     Calculation of Cost of Capital and
       Statement of Cost of Commercial Coal Sold and Shipped        5

     Statement of Cost of Operation                                 6

     Analysis of Mining Plant in Service                            7

     Calculation of Allowed Cost of Capital -
       Effective April 1, 2000                                      8

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                      SOUTHERN OHIO COAL COMPANY
                          STATEMENT OF INCOME
                 FOR THE QUARTER ENDED MARCH 31, 2000
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $138,214

COST OF OPERATION                                           131,925

OPERATING INCOME                                              6,289

INTEREST CHARGES                                                538

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                  5,751

FEDERAL INCOME TAXES ON OPERATIONS                            6,214

NET LOSS FROM OPERATIONS                                       (463)

NONOPERATING INCOME                                             463

NET INCOME                                                 $   -



                    STATEMENT OF RETAINED EARNINGS
                 FOR THE QUARTER ENDED MARCH 31, 2000
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $23,200

NET INCOME                                                    -

BALANCE AT END OF PERIOD                                   $23,200


The common stock of the Company is wholly owned by Ohio Power Company.

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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           March 31,
                                                             2000
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $383,776
  Construction Work in Progress                                 906
         Total Mining Plant                                 384,682
  Accumulated Depreciation and Amortization                 295,498

         NET MINING PLANT                                    89,184

OTHER PROPERTY AND INVESTMENTS                               87,373

CURRENT ASSETS:
  Cash and Cash Equivalents                                  87,383
  Accounts Receivable:
    General                                                   5,260
    Affiliated Companies                                     22,560
  Coal                                                          641
  Materials and Supplies                                     11,571
  Other                                                         270

         TOTAL CURRENT ASSETS                               127,685

REGULATORY ASSETS                                            18,448

DEFERRED INCOME TAXES                                        41,003

DEFERRED CHARGES                                              1,623

           TOTAL                                           $365,316

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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                          March 31,
                                                            2000
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    2,562
  Other Paid-in Capital                                     26,320
  Retained Earnings                                         23,200

         TOTAL SHAREHOLDER'S EQUITY                         52,087

LONG-TERM DEBT:
  Notes Payable                                             30,000
  Finance Obligations                                        9,433

         TOTAL LONG-TERM DEBT                               39,433

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                          15,467
  Accrued Postretirement Benefits Other Than Pensions       46,446
  Accrued Reclamation Costs                                 30,696
  Operating Reserves                                        33,851

         TOTAL OTHER NONCURRENT LIABILITIES                126,460

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        11,881
  Short-term Debt                                            4,400
  Accounts Payable:
    General                                                  7,265
    Affiliated Companies                                     3,687
  Taxes Accrued                                             40,426
  Interest Accrued                                             333
  Accrued Vacation Pay                                       4,433
  Workers' Compensation Claims                               8,882
  Accrued Rent                                               3,291
  Obligations Under Capital Leases                          20,209
  Other                                                      4,961

         TOTAL CURRENT LIABILITIES                         109,768

REGULATORY LIABILITIES                                      37,568

           TOTAL                                          $365,316

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                      SOUTHERN OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                 FOR THE QUARTER ENDED MARCH 31, 2000

TAXES

     As discussed in Note 3 of the Notes to Financial Statements in the 1999 Annual Report, the deductibility of certain interest deductions related to AEP's corporate owned life insurance (COLI) program for taxable years 1991-1996 is under review by the Internal Revenue Service
(IRS). Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions. A disallowance of COLI interest deductions through March 31, 2000 would increase expenses by approximately $30.8 million (including interest).

     The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-1998 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. These payments to the IRS are included on the Balance Sheet in other property and investments pending the resolution of this matter. The Company is seeking refunds through litigation of all amounts paid plus interest.

     In order to resolve this issue, the Company filed suit against the United States (US) in the US District Court for the Southern District of Ohio in March 1998. In 1999 a US Tax Court judge decided in the Winn-Dixie Stores v. Commissioner case that a corporate taxpayer's COLI interest deductions should be disallowed. Notwithstanding the Tax
Court's decision in Winn-Dixie, management has made no provision for any possible adverse earnings impact from the matter because it believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company (OPCo) all of its costs under the terms of the coal supply agreement.





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                      SOUTHERN OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                 FOR THE QUARTER ENDED MARCH 31, 2000
                    (in thousands, except as noted)
                                                                                                     January through
                                                                                                          March
                                                                                                           2000
  I. Calculation of Cost-of-Capital Compensation:
       A. Investment at Beginning of Period:
            Common Stock                                                                                 $      5
            Premium on Common Stock                                                                         2,562
            Other Paid-in Capital                                                                          26,320
                                                                                                           28,887
       B. Rate of Return Allowable per HCAR Nos. 26573,
            10.43% per annum, 2.6075% per quarter                                                         .026075

       C. Earnings Allowable: (re investment in item A)
            1. Current Quarter                                                                           $    753
            2. Year-to-Date                                                                              $    753

       D. Net Income per Statement of Income (a)                                                         $   -
            Add: Interest Charges                                                                             538
            Less: Nonoperating Income                                                                         463

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $     75
            2. Year-to-Date                                                                              $     75

 II. Coal Billing Calculation - Meigs Division:
       A. Total Operating Expenses (b)                                                                   $138,139

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                                 75

       C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                                 $138,214

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                              1,051,929

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                          $131.39

(a)  The Company  sold  its  Martinka  mining  division and  most of the  Martinka  related  coal reserves  to an unaffiliated company.  No return on equity investment associated with these operations has been billed since the division ceased mining coal  effective July 1, 1992.  All results associated  with the Martinka division since  then  are billed  to the Parent  Company, Ohio Power  Company, eliminating any earnings effect to the
     Company.
(b)  As represented by "Cost of  Operation" plus "Federal  Income Taxes On  Operations" reported in  Statement of
     Income.

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                      SOUTHERN OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                 FOR THE QUARTER ENDED MARCH 31, 2000

                                                       (in thousands)

Direct Labor-UMW*                                         $  2,331
Indirect Labor-UMW*                                          6,796
Benefits-UMW*                                                8,979
Salaries and Benefits-Nonunion                               5,780
Operating Supplies                                           3,797
Repair Parts and Materials                                   7,486
Electricity and Other Utilities                              1,926
Outside Services-Maintenance, Haulage and Reclamation        5,478
Taxes Other Than Federal Income Taxes**                      1,569
Rental of Equipment                                          8,362
Depreciation, Depletion and Amortization                    17,585
Mining Cost Normalization***                                36,289
Other Production Costs                                      26,076

Subtotal                                                   132,454

Transfers of Production Costs (to)/from Coal Inventory        (529)

          Total                                           $131,925

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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                      SOUTHERN OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                              March 31, 2000
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                       $  7,578   $   -       $ 7,578

Mining Structures and Equipment      240,932    187,291     53,641

Coal Interests (net of depletion)      1,117       -         1,117

Mine Development Costs               134,149    108,207     25,942

    Total Mining Plant in Service   $383,776   $295,498    $88,278

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         OHIO POWER COMPANY'S (OPCo's) ACTIVE COAL MINES
      CENTRAL OHIO COAL COMPANY; SOUTHERN OHIO COAL - MEIGS;
                     AND WINDSOR COAL COMPANY
      ALLOWED AFTER-TAX COMPOSITE COST-OF-CAPITAL IS 10.27%
                         EFFECTIVE 4-1-00


THE 10.27% IS OPCo's WEIGHTED AVERAGE COST-OF-CAPITAL AND WAS
CALCULATED AS FOLLOWS:


             CAPITALIZATION                          AFTER-TAX
               @12/31/99    PERCENT   EFFECTIVE      WEIGHTED
COMPONENT         (000)     OF TOTAL     COST      RATE OF RETURN


Long-term Debt $1,077,200(a)  43.67%     7.19%(c)       3.14%

Preferred Stock    25,787      1.05%     4.88%(c)       0.05%

Common Stock    1,363,572(b)  55.28%    12.81%(d)       7.08%

Total          $2,466,559    100.00%                   10.27%*


Authorization: HCAR 35-26573 dated 9-13-96
(SEC File No. 70-8611).



(a) Includes long-term debt due in one year and is net of unamortized debt premium and discount, unamortized debt expense and unamortized loss on reacquired debt.

(b) Common equity includes premium on preferred stock and excludes undistributed subsidiary earnings.

(c)   Embedded cost at 12/31/99.

(d) No more than the rate allowed by the PUCO in a retail rate proceeding involving OPCo and settled in 1995.


 * Rate will be applied for billing purposes to the twelve month period commencing April 1, 2000.